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                    MICROFLUIDICS INTERNATIONAL CORPORATION
                                30 Ossipee Road
                               Newton, Ma  02164

Dear Michael:

     You have asked for an explanation of your employment status under the Agreement you executed on July 27, 1995, which became effective seven (7) days later on August 3, 1995. You believe that Sections 1 and 2(c) of the Agreement are inconsistent and create confusion about your employment status for the period July 29, 1995 through January 28, 1996.

     We have reviewed the Agreement and do not agree that there is any inconsistency. However, we are willing to interpret the Agreement so that your employment terminates on January 28, 1996, and that you gave us (6) months notice of such termination on July 28, 1995. Your resignation from your office or director positions remains effective as of July 28, 1995.

     For the period from July 29, 1995 through January 28, 1996, you will be considered an employee on special assignment. As a result, you will be eligible for certain specific benefits offered by the Company, 401(k) participation, stock options and life insurance. You will not be eligible for vacation accrual or any other benefits, since you will be involved only on special assignments.

     I trust this letter clarifies any question you might have under the Agreement which you executed on July 27, 1995 and which became effective on August 3, 1995. If so, I suggest that you execute this letter in the area provided below and that the original of this letter be attached to the original of the Agreement and made a part thereof. To the extent there is any inconsistency between this document and the letter, the letter shall take precedence.

                                    Microfluidics International Corporation



                                    /s/ Irwin J. Gruverman
                                    ----------------------
                                    Irwin J. Gruverman, CEO



/s/ Michael T. Rumley
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Michael T. Rumley

Date:  8/16/95
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